Filed by Myriad Pharmaceuticals, Inc. pursuant to

Rule 425 under the Securities Act of 1933, as amended

Subject Company: Javelin Pharmaceuticals, Inc.

Subject Company’s Commission File No.: 001-32949

THE FOLLOWING IS A COPY OF THE SLIDE PRESENTATION USED DURING THE JOINT CONFERENCE CALL OF MYRIAD PHARMACEUTICALS, INC. AND JAVELIN PHARMACEUTICALS, INC. HELD ON DECEMBER 18, 2009 AT 9:00 A.M.

NASDAQ: MYRX and NYSE Amex: JAV www.myriadpharma.com & www.javelinpharmaceuticals.com Myriad Pharmaceuticals to Acquire Javelin Pharmaceuticals through Merger Transaction December 18, 2009

Forward Looking Statements
Safe Harbor
This presentation contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, including, but not limited to, statements relating to: the timing and expected benefits of the proposed merger; Javelin’s product candidate Dyloject, and its potential for FDA approval and the ability to generate future revenues for the combined company; the expected number of shares of Myriad Pharmaceuticals common stock to be issued in the merger, which could increase based on a number of factors, including the timing of FDA approval of Dyloject, if at all, and the exercise of options to purchase Javelin common stock prior to the consummation of the merger; and information related to Myriad Pharmaceuticals’ product candidates. These “forward-looking statements” are based on management’s current expectations of future events and are subject to a number of risks and uncertainties that could cause actual results to differ materially and adversely from those set forth in or implied by forward-looking statements. These risks and uncertainties include, but are not limited to: general business and economic conditions; the failure of the Myriad Pharmaceuticals or Javelin stockholders to approve the merger or the failure of either party to meet any of the other conditions to the closing of the merger; the failure to realize the anticipated benefits from the merger or delay in realization thereof; the difficulty of developing pharmaceutical products, and obtaining regulatory and other approvals; and the uncertainty regarding achieving market acceptance of any products for which regulatory approval is obtained; and other factors discussed under the heading "Risk Factors" in Myriad Pharmaceuticals’ Annual Report on Form 10-K for the year ended June 30, 2009, which has been filed with the SEC, as well as any updates to those risk factors filed from time to time in Myriad Pharmaceuticals’ Quarterly Reports on Form 10-Q or Current Reports on Form 8-K. All information in this press release is as of the date of the release, and Myriad Pharmaceuticals undertakes no duty to update this information unless required by law.
Important Additional Information Will be Filed With the SEC
This presentation may be deemed to be solicitation material regarding the proposed merger of Myriad Pharmaceuticals and Javelin. In connection with the proposed merger, Myriad Pharmaceuticals intends to file with the SEC a registration statement on Form S-4, which will include a joint proxy statement/prospectus of Myriad
Pharmaceuticals and Javelin and other relevant materials in connection with the proposed merger, and each of Myriad Pharmaceuticals and Javelin intend to file with the
SEC other documents regarding the proposed merger. The final joint proxy statement/prospectus will be mailed to the stockholders of Myriad Pharmaceuticals and
Javelin. INVESTORS AND SECURITY HOLDERS OF MYRIAD PHARMACEUTICALS AND JAVELIN ARE URGED TO READ THE JOINT PROXY
STATEMENT/PROSPECTUS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND THE OTHER RELEVANT MATERIAL CAREFULLY IN THEIR
ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT MYRIAD PHARMACEUTICALS, JAVELIN
AND THE PROPOSED MERGER.
The joint proxy statement/prospectus and other relevant materials (when they become available), and any and all documents filed with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Myriad
Pharmaceuticals by directing a written request to Myriad Pharmaceuticals, Inc., 320 Wakara Way, Salt Lake City, Utah 84108, Attention:  Investor Relations, and by
Javelin by directing a written request to Javelin Pharmaceuticals, Inc., 125 CambridgePark Drive, Cambridge, MA 02140, Attention: Investor Relations.
Myriad Pharmaceuticals, Javelin and their respective executive officers and directors and other persons may be deemed to be participants in the solicitation of proxies from the stockholders of Myriad Pharmaceuticals and Javelin in connection with the proposed merger. Information about the executive officers and directors of Myriad
Pharmaceuticals and their ownership of Myriad Pharmaceuticals common stock is set forth in Myriad Pharmaceuticals’ annual report on Form 10-K for the year ended
June 30, 2009, filed with the SEC on September 28, 2009. Information regarding Javelin’s directors and executive officers is available in its annual report on Form 10-K for the year ended December 31, 2008, filed with the SEC on March 12, 2009, and the proxy statement for Javelin’s 2009 annual meeting of stockholders, filed with the
SEC on April 30, 2009. Certain directors and executive officers of Javelin may have direct or indirect interests in the merger due to securities holdings, pre-existing or future indemnification arrangements and rights to severance payments if their employment is terminated prior to or following the merger. If and to the extent that any of the Myriad Pharmaceuticals or Javelin participants will receive any additional benefits in connection with the merger, the details of those benefits will be described in the joint proxy statement/prospectus relating to the merger. Investors and security holders may obtain additional information regarding the direct and indirect interests of
Myriad Pharmaceuticals, Javelin and their respective executive officers and directors in the merger by reading the joint proxy statement/prospectus regarding the merger when it becomes available.

Today’s Agenda
Myriad Pharmaceuticals’ corporate strategy
Terms of the agreement
Dyloject commercial opportunity
Javelin shareholder opportunity
Development update and milestones
Question and answer session

Myriad Pharmaceuticals' Corporate Strategy
Advance clinical programs
Leverage discovery and development
capabilities
Establish collaborative relationships to
enhance portfolio value
Establish commercial infrastructure
Accelerate path to marketed products
through in-licensing or acquisition

Transaction Value to MYRX Shareholders
Creates company with potential near-term product
launch and portfolio of early-, mid- and late-stage drug
candidates
Accelerates path to marketed products
Catalyzes formation of commercial infrastructure
Generates near-term revenue
Supports development and commercialization of the
company’s pipeline
Insulates cash reserves, mitigates shareholder risk and
maximizes shareholder value

Transaction Terms
All stock transaction, preserves cash
At transaction close, Myriad Pharmaceuticals’
shareholders retain 59% ownership
Javelin shareholders will receive additional MYRX
shares depending upon the timing of FDA
approval of Dyloject™
Subject to shareholder approval, transaction
expected to close in Q1 2010
Myriad Pharmaceuticals’ board of directors will be
expanded to include two members nominated by
Javelin

Dyloject: NDA-Product Candidate
Patented injectable formulation of diclofenac
(NSAID)
Treatment of acute moderate-to-severe pain
Two successful Phase 3 trials completed
Postoperative pain studies
Primary endpoints achieved, all p<0.0001
Safe and well tolerated
Approved in UK and Licensed to Therabel Pharma
NV for commercialization throughout Europe
NDA submitted Dec 2, 2009

Dyloject: Commercial Opportunity
Potential best-in-class injectable NSAID
Acute care, hospital product
Multiple, competitive product advantages
Clinically significant reduction of opioid use
Non-opioid total market potential up to
$500M
Issued patent protection to 2019

Transaction Value for JAV Shareholders
Provide resources for the successful launch
and commercialization of Dyloject
Maintain ownership value in Javelin pipeline
Acquire ownership interest in Myriad product
pipeline
Gain additional value in the synergies
created by the merger

10 Myriad Pharmaceuticals’ Proposed Clinical Pipeline Indication IND Enabling Safety /Dosing Studies Efficacy Studies NDA Submission Dyloject Pain MPC-4326 HIV Azixa TM Cancer MPC-3100 Cancer

12 Month Milestones
Close Transaction
Obtain NDA approval for Dyloject
MPC-4326 HIV Program
Complete Phase 2b, 24-week efficacy study
Refine and implement companion diagnostic
Azixa Cancer Program
Report Phase 2a GBM results
Complete enrollment in Phase 2 GBM monotherapy trial
Initiate registration trial
MPC-3100 Cancer Program (Hsp90)
Report Phase 1 results
Initiate Phase 2 study

Myriad Pharmaceuticals, Inc. December 18, 2009 NASDAQ: MYRX www.myriadpharma.com